UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2020

Commission File Number 000-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 (Registration Statements File Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442 and 333-236028) and on Form F-3 (Registration No. 333-232597).

On April 1, 2020, Comtech Telecommunications Corp. (“Comtech”) filed with the Securities and Exchange Commission (the “SEC”) an amendment to its registration statement on Form S-4 of which the preliminary proxy statement for the 2020 Extraordinary General Meeting of Shareholders of Gilat Satellite Networks Ltd. (“Gilat”),  relating to the proposed merger between Comtech and Gilat, forms a part. Comtech filed the original registration statement on Form S-4 was filed with the SEC on March 2, 2020.  For more information, see Comtech’s registration statement on Form S-4, Registration No. 333-236840.

Additional Information and Where to Find it

This report is provided in respect of the proposed merger between Comtech and Gilat. This report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of Gilat for their consideration. On April 1, 2020, Comtech filed with the SEC an amendment to the Registration Statement on Form S-4 that includes a preliminary prospectus with respect to Comtech’s common stock to be issued in the proposed transaction and a preliminary proxy statement of Gilat in connection with the merger of a subsidiary of Comtech with and into Gilat, with Gilat surviving. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Comtech may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Gilat shareholders. Comtech and Gilat also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Comtech or Gilat may file with the SEC in connection with the proposed transaction. Investors and security holders of Comtech and Gilat are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of these documents from Comtech by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations and from Gilat by contacting Gilat Investor Relations at 203-972-0186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Yael Shofar
Name:	Yael Shofar
Title:	General Counsel

Date: April 1, 2020